CELEBRATING

15

HAPPY YEARS

2013 Annual Report

MONARCH

FINANCIAL

HOLDINGS, INC.

Banking. Mortgage. Private Wealth

1998


WALL ST

Attic start-up

Raised $8 Million in one day to initially capitalize bank

2001
Established Monarch Charities to raise and distribute funds for children's charities in our communities

2003
Publicly traded on the Nasdaq under the symbol "MNRK"

2006
Formed Monarch Financial Holdings, Inc.

2007
Launched OBX Bank

Started Monarch Mortgage

Exceeded $500 Million in total assets

2009
Ranked "Superior" 5-star Safety and Soundness Rating

2012
Exceeded $1 Billion in total assets

Named "Best Places to Work Hall of Fame" Hampton Roads, VA four time honoree

Launched Monarch Bank Private Wealth

Named "Best Places to Work in Virginia"

MONARCH FINANCIAL HOLDINGS

OBX BANK

VIRGINIA BUSINESS BEST PLACES TO W

YOUR INSTITUTION IS RATED 5-STARS BY
www.bauerfinancial.com
AWARDED DECEMBER 2013

2013

WORK

Letter to Our Shareholders

We kick off Monarch’s 15th anniversary with another great year to celebrate.

The vision of three local Chesapeake businessmen back in 1998 to build a high-performance community bank has blossomed into the company we are today. Their wisdom, along with founding CEO “Tree” Rountree’s impact on establishing our corporate culture, is the foundation we build upon every year.

Every strong house has a solid foundation, and ours is rock solid.

We are pleased to report the best year in our history for total shareholder return, which is stock price appreciation plus dividends. In 2013 we returned a 52% increase, and over the past three years have returned 111% to you - which means we more than doubled the value of your investment.

None of our local community bank competitors comes close to these returns.

Letter to Our Shareholders

The credit for our outstanding performance goes to our talented employees and directors who are committed day in and day out to building Monarch into a high-performance company. Monarch was recently recognized as one of the “Best Places to Work in Virginia” by Virginia Business magazine, an accomplishment that answers the question of “how does Monarch continue to grow and perform regardless of market ups and downs.” The formula is we put our people first, they in turn take care of our clients, which allows us to support the community, which then grows your investment.

While 2013 was our best year for total shareholder return, it was our second best year for financial performance. Before you compare 2012 and 2013 you have to recognize that 2012 will forever be known as the year of the mortgage refinance wave, and what a wave it was. Back in 2012 we grew mortgage production an astonishing 64%, and that allowed our company to more than double net income available to our common shareholders from 2011 levels. The fact our 2013 earnings available to common shareholders is within 3% of our 2012 number, and still approximately double that number from 2011, is a testament to our formula for success. For the year both our net income and net income available to common shareholders was $11.1 million, down from our previous 2012 record of $12.8 and $11.4 million, respectively.

Early in 2013 we converted all our preferred shares into common stock, which reduced our required dividend payout. Your corporate board of directors made a decision to increase the cash dividends on your common stock not once but twice during the year returning more profits back to you. This represents a 26% dividend increase for the year.

Growing quality commercial loans continued to be tough due to competition in our markets defined by slow economic growth. We grew our loan portfolio by 8%, or $52 million in 2013 due to our bankers, their relationships, our ability to react with local and fast decision-making, and our growing reputation. The challenge we faced in 2013 was one we faced in the boom times prior to the financial crisis – how to compete with irrational competition. We are beginning to see poor underwriting, foolish pricing, and risky structures by our competitors and have stayed away from the current mantra of loan growth at any cost. The fact we never stopped lending during the economic crisis has allowed us to build a strong and loyal client base, and we plan to continue our conservative lending style anchored on exceptional service balanced with both credit risk and interest rate risk.

Asset quality remained strong in 2013, which was the first year in over ten years where we had no expense for bad loans. We had built up our reserves to cover loan losses and been aggressive with actual losses over the last several years, and that conservative approach really paid off in 2013. Just 0.25% of our assets were classified as non-performing at year end 2013, a fraction of our national and local peers. We do remind you that loan growth, which drives profitability if done correctly, requires the addition of future reserves as loans are being made. The addition to loss reserves based on loan growth will be a good problem to have going forward.

Maximizing our core deposit franchise and minimizing our non-core funding expense remains a long-term focus. While total deposits were down slightly year over year, our local core deposits grew by $40 million, with lower-cost demand deposits now representing 29% of our total deposits. While growing our local core deposits we dramatically reduced non-core funding by over $200 million or by 95%. We remain the second largest community bank in Hampton Roads based on deposits, and the fourth in market share at OBX Bank. Our balance sheet is as strong as ever and we do have money to lend and invest.

Our mortgage team also had their second best production year in 2013 with $1.97 billion in loans closed, down from the $2.7 billion in refinance-driven 2012, but up from the $1.6 billion closed in both 2010 and 2011. Our Mortgage CEO, Will Morrison and Mortgage President, Jack Lane continue to focus on growth, profitability and risk management. A major accomplishment during 2013 was our new mortgage relationship with Rose and Womble Realtors, the top residential realtor in Hampton Roads. This well respected firm selected Monarch Mortgage from a number of candidates, and we anticipate this relationship will be mutually beneficial for years to come.

Letter to Our Shareholders

Beginning late in 2013 the mortgage market saw rapid declines in closing volume, and we have been working to ensure this component of our company that drove strong profits over the past several years will continue to do so. While the market impacted our results in the later portion of 2013 and will most likely impact our results early in 2014, we are confident we have the right formula to be successful going forward. We expect to start the year slow and then pick up steam as we move into what is expected to be a traditional seasonal year for mortgage lending.

We continued to improve our banking franchise. We consolidated our Oceanfront banking office, mortgage headquarters, and Virginia Beach business banking unit into a new facility at Oceans31 in Virginia Beach early in the year. The synergy is already paying off with strong growth in our Oceanfront office deposit base.

We entered a major new market in late 2012 with the start-up of Monarch Bank Private Wealth and our entry into Williamsburg and Newport News, Virginia. While we had always been on the “Southside” region of our market, we had no offices or operations on the “Peninsula” region of the Hampton Roads MSA – the 37th largest metropolitan area in the country. We are nearing completion of our new Williamsburg office to house Monarch Bank Private Wealth and our Williamsburg banking and mortgage operations. We plan to open that office in the second quarter of 2014 and will finally have a deposit-friendly banking office in that market. We also opened our Newport News loan production office, led by well known banker Bill Carr, during the year.

Monarch Bank Private Wealth had its first full year of operation in 2013. We grew investments under management to $185 million during the year, almost doubling our great start in 2012. The integration of banking and investing with a financial planning focus is being well received in all our markets. Along with positive revenue growth this team, led by Bernie Ngo and Pat Faulkner, plans to contribute to our bottom line in 2014 and beyond.

Our performance did not go unnoticed by others. We won the Sandler O’Neill Sm-All Star award and the KBW Honor Roll award (three years in a row now), both performance-based awards given to the best of the best. Only a handful of banks have won the KBW honor-roll award three years in a row, with less than 50 banks being recognized each year. Bauer Financial, an independent company that rates banks, continued to award us with their top “Superior” 5-Star rating for our financial strength.

Giving back to the community is ingrained in our culture. Monarch Children’s Charities, our non-profit subsidiary, raised a record amount at our signature annual golf tournament in 2013 and has raised over $1.3 million since its formation. These funds are distributed to local children’s focused charities. With this tournament, other community sponsorships, and the time given by our staff to support local charities and churches, we continue to make a difference in all our communities.

We want to thank our eight Boards of Directors comprising our Corporate Board, our City Boards in Chesapeake, Virginia Beach, Norfolk, Suffolk, and Williamsburg/Peninsula, our OBX Bank Board, and our Hampton Roads Leadership Board for their incredible support. Our inaugural board incentive plan in 2013 recognized 26 of our 170 board members for business referrals during the year – a nice start to a new plan.

We lost one of our founders during 2013 with the passing of Cassell D. Basnight, our founding Chairman. Cassell was one of those three Chesapeake businessmen we mentioned earlier, the one who had the vision to start Monarch Bank. Cassell served faithfully from our formation until his retirement in 2009. His focus on relationship banking, expense management, and his desire to pay a cash dividend to our shareholders is ingrained in our corporate culture.

All of us in the Monarch family are grateful for your support and will continue to prove ourselves worthy of your trust and confidence.

Sincerely,

Brad E. Schwartz

Chief Executive Officer

E. Neal Crawford, Jr.

President

Consolidated Financial Data

At or for the Years Ended December 31, 2013 2012 2011 2010 2009

Summary of Operations (Dollars in thousands, except per share data)

Interest income $44,348 $46,468 $40,420 $39,273 $32,518

Interest expense 4,786 5,916 6,797 8,798 10,421

Net interest income 39,562 40,552 33,623 30,475 22,097

Provision for loan losses 0 4,831 6,320 8,639 5,184

Net interest income after provision for loan losses 39,562 35,721 27,303 21,836 16,913

Non-interest income 69,882 89,761 54,746 53,400 35,676

Non-interest expense 90,911 104,256 71,044 65,480 45,076

Income before income taxes 18,533 21,226 11,005 9,756 7,513

Net income attributable to non controlling interests (1,056) (975) (460) (263) (204)

Income tax expense 6,386 7,427 3,419 3,544 2,453

Net income $11,091 $12,824 $7,126 $5,949 $4,856

Net income available to common stockholders 11,091 11,422 5,566 4,389 3,793

Per Share and Shares Outstanding

Net income, basic $1.09 $1.54 $0.78 $0.64 $0.55

Net income, diluted $1.08 $1.25 $0.70 $0.62 $0.55

Book value at period end $9.29 $8.80 $7.81 $7.20 $6.80

Basic weighted average shares outstanding 10,167,156 7,400,443 7,147,290 6,858,638 6,793,540

Diluted weighted average shares outstanding 10,299,471 10,271,874 10,165,105 7,003,556 6,941,510

Balance Sheet

Total assets $1,016,701 $1,215,578 $908,477 $825,583 $689,569

Total loans held for investment (HFI), net 712,671 661,094 607,612 558,868 537,700

Total loans held for sale 99,718 419,075 211,555 175,388 78,998

Total deposits 893,118 901,782 740,092 705,662 540,039

Selected Performance Ratios

Return on average assets 1.07% 1.26% 0.89% 0.76% 0.75%

Return on average equity 11.97% 15.84% 9.66% 8.59% 7.55%

Net interest margin (tax adjusted) 4.13% 4.29% 4.51% 4.22% 3.64%

Non-interest income to operating revenue 63.85% 68.88% 61.95% 63.71% 61.72%

Asset Quality Ratios

Non-performing assets to total assets 0.25% 0.29% 0.84% 1.30% 1.40%

Non-performing loans to period-end loans (HFI) 0.31% 0.54% 0.71% 1.61% 1.40%

Allowance for loan losses to period-end loans (HFI) 1.27% 1.65% 1.63% 1.62% 1.73%

Allowance for loan losses to non-performing loans 409.63% 307.15% 231.36% 100.19% 123.15%

Capital

Equity to assets ratio 9.59% 7.19% 8.39% 8.67% 9.85%

Total risk-based capital ratio 13.91% 12.05% 12.42% 12.99% 14.23%

Stockholders’ equity $97,518 $87,342 $76,233 $71,568 $67,908

5-Year Snapshot

Net Income

(In Thousands)

$14,000

$12,000 $11,091

$10,000

$8,000

$4,000

$2,000

2009 2010 2011 2012 2013

Total Assets

(In Millions)

$1,400

$1,200 $1,016

$1,000

$800

$600

$400

2009 2010 2011 2012 2013

Total Loans (HFI), net

(In Millions)

$750 $712

$700

$650

$600

$550

$500

$450

$400

2009 2010 2011 2012 2013

Mortgage Loans Closed

(In Millions)

$3,000

$2,500

$2,000 $1,980

$1,500

$1,000

$500

2009 2010 2011 2012 2013

Diluted Earnings Per Share

(In Millions)

$1.40

$1.20 $1.08

$1.00

$0.80

$0.60

$0.40

$0.20

2009 2010 2011 2012 2013

Total Deposits

(In Millions)

$1,000

$900

$800

$700

$600

$500

$400

2009 2010 2011 2012 2013

Non-performing Assets to Total Assets

1.60%

1.40%

1.20%

1.00%

0.80%

0.60%

0.40% 0.25%

0.20%

0.00%

2009 2010 2011 2012 2013

Equity Capital

(In Millions)

$100 $97

$90

$80

$70

$60

$50

2009 2010 2011 2012 2013

Common Stock Dividends, per share

0.30

0.25 $0.24

0.20

0.15

0.10

0.05

2009 2010 2011 2012 2013

LEADERSHIP

The credit for our outstanding performance goes to our talented employees and directors who are committed day in and day out to building Monarch into a high-performance company.

MONARCH

Corporate Board of Directors

Chairman, Jeffrey F. Benson, Overton Enterprises, Inc.

Vice Chairman, Lawton H. Baker, Baker & McNiff CPAs

Joe P. Covington, Jr., Covington Contracting, Inc.

E. Neal Crawford, President

Virginia (Ginny) Sancilio Cross, Ashdon Builders

Taylor B. Grissom, Davenport Land Management / Blue Water Pools

William T. Morrison, Monarch Mortgage CEO

Robert (Bobby) M. Oman, Oman Funeral Homes, Inc.

Elizabeth T. Patterson, Waypoint Advisors, L.L.C.

Dwight C. Schaubach, Schaubach Companies

Brad E. Schwartz, Chief Executive Officer

Executive Management

Brad E. Schwartz, Chief Executive Officer

Denys Diaz, Executive Vice President, Chief Information Officer

Lynette P. Harris, Executive Vice President, Chief Financial Officer

E. Neal Crawford, Jr., President

Andrew N. Lock, Executive Vice President, Chief Risk Officer

William T. Morrison, Monarch Mortgage CEO

Senior Management

Mary J. Anderson, Senior Vice President

Human Resources Manager

William H. Carr, Peninsula President

Patrick A. Faulkner, Executive Vice President

Managing Director, Investments

James R. Ferber, Real Estate Group President

Adam J. Goldblatt, Suffolk President

Barbara L. Guthrie, Executive Vice President

Property Management

Jack H. Lane, Monarch Mortgage President

Steven C. Layden, Business Banking President

Barry A. Mathias, Executive Vice President

Chief Credit Officer

David W. McGlaughon, OBX Bank President

Karyn M. Mercier, Senior Vice President, Retail Banking

Bernard H. Ngo, Williamsburg President

Nancy B. Porter, Senior Vice President, Marketing & Sales

W. Craig Reilly, Norfolk President

David K. Ropp, Chesapeake President

Terri A. Ruby, Senior Vice President, Cash Management Director

Jeremy R. Starkey, Commercial Real Estate Finance President

Chas M. Wright, Virginia Beach President

Monarch Bank

Executive Vice President

Joe Dreps, Real Estate Banker

Senior Vice President

Debbie Morgan, Retail Lending Support Manager

Dennis Napier, Real Estate Banker

Joanie Needham, Business Banker

Kathy Nowell, Senior Credit Analyst

Bob White, Real Estate Banker

First Vice President

Amma Guerrier, Cash Management Officer

Cathy Lockwood, Real Estate Banker

Becky Lovelace, Cash Management Officer

Chris Lyle, Real Estate Banker

Debbie Mast, Cash Management Officer

Debbie Millard, Private Banker

Michelle Nealey, Controller

Terri Trotman, Operations Manager

Vice President

Debbie Cagle, Private Banker

Pam Ellyson, Private Banker

Wanda Garrett, Private Banker

Michele Gladu, Loan Administration Manager

Michael Glover, Business Banker

Juliet Jaljulio, Internal Audit Manager

Ada Lawler, Compliance, CRA/BSA Officer

Ben Miles, Private Banker

Graham Miller, Performance Management

Sherrie Newsome, Private Banker

Sabrena Williams, Private Banker

Assistant Vice President

Lynn Crump, Private Banker

Karen Gawne, Senior Personal Banker

Ryan King, Business Banker

Jo Ann Lambert, Security Officer

Meagan Parker, Business Banker

Jesus Ramirez, Technical Infrastructure Manager

Bank Officer

Nicole Crandall, Real Estate Portfolio Manager

Casey Cudney, Senior Personal Banker

Debbie Mueller, Assistant Operations Manager

Christinne Pearson, Cash Management Coordinator

Nelson Wroten, Technical Infrastructure Engineer

OBX Bank

Vice President

Dee McManus, Private Banker

Phyllis Neal, Private Banker

Bank Officer

Casey Rawls, Senior Personal Banker

Monarch Bank Private Wealth

Senior Vice President

Michele Orabona, Private Wealth Advisor

Caroline Sorokos, Private Wealth Advisor

First Vice President

Timothy Kraus, Financial Advisor

Barbara Spady, Investment Associate

Assistant Vice President

Daniel Carlile, Investment Executive

Susan West, Personal Banker

Bank Officer

Melissa Fletcher, Personal Banker

Vickie Garner, Investment Associate

Peggy Pitts, Personal Banker

Monarch Mortgage

Executive Vice President

Ray Gunter, Regional Manager

Clayton Hicks, Regional Manager

James Miller, Chief Operating Officer

Tim Miller, Secondary Market Manager

Steve Sager, Sales Operations Manager

First Vice President

Alisa Gerald, Compliance Officer

Debbie Laursen, Accounting Manager

Kathy Reed, Operations Manager

Julie Reynolds, Project Management

David Rutkin, Senior Compliance Officer

Connie West, Construction Perm Manager

Vice President

Amber Kilian, Credit Management

Ellen Lenihan, Loan Fulfillment

Wendy Lewis, Marketing and Sales

Elyse McGinty, Underwriting Manager

Norma Selby, Training Manager

Michelle Westervelt, Risk Management

Assistant Vice President

Debbie Coleman, HMDA Manager

Kristen Cushing, Processing Manager

Pam Housand, Closing Manager

Julie Killinger, Accounting Assistant Manager

Tricia Permito, Secondary Marketing

Officer

Adria Daniels, Shipping Manager

Liz Haid, Suspense Manager

Becky Mahaffey, MERS Administrator

City Boards of Directors

Chesapeake

W. Michael Bryant OBBCO Safety & Supply, Inc.

Mark R. Christian, Esprit Décor

Brian M. Clements The Title Quest Companies

Floyd M. Cross, Jr. Standard Calibrations, Inc.

Stacy Cummings, Priority Automotive

Jorge A. Dabul McPhillips, Roberts & Deans, PLC

Douglas W. Davis, Davis Law Group, P.C.

Vernon (Richard) R. Divers, Jr. Savage & McPherson Insurance Agency

Glenn B. Heard Heard Concrete Construction Corporation

Kevin L. Hubbard, Hubbard Law Group

Daniel J. Hugeback, Diamond Glazing, Inc.

H. Lynn Keffer, Crossroads Fuel Service, Inc.

Barbara L. Smith Cherry, Bekaert & Holland, LLP

Thomas T. Winborne Clark Nexsen, Architecture & Engineering

Norfolk

Jon M. Ahern Sykes, Bourdon, Ahern & Levy, P.C.

Edward J. Amorosso McPhillips, Roberts & Deans, PLC

David J. Benjack Chesapeake Drywall & Acoustics, Inc.

Webster M. Chandler, III Nancy Chandler Associates, Inc.

Charles T. Church, Getem Services

Erik S. Cooper, Cooper Realty, Inc.

R. Gatewood Dashiell, R.G. Electric Co., Inc.

John W. Domanski Accurate Marine Environmental, Inc.

Timothy A. Faulkner The Breeden Company

Robert S. Friedman, Harbor Group

Marc H. Glickman M.D., Vascular & Transplant Specialists

David F. Host, T. Parker Host, Inc.

Richard H. Jackson, Jr. Jackson Property Company

John (Jack) T. Kavanaugh Retired Admiral/US Navy

Michael W. McCabe Harvey Lindsay Commercial Real Estate

William (Shep) S. Miller, III Kitco Fiber Optics

D. Scott Pritchett, Snow Jr. & King, Inc.

Michael L. Sterling, Vandeventer Black, LLP

John (Randy) R. Stokes Stokes Law Group, PLC

Edward D. Whitmore, Norfolk Tug Co.

F. Blair Wimbush Norfolk Southern Corporation

Barclay C. Winn, Winn Nursery of Virginia

Lauren V. Wolcott Lauren V. Wolcott, CPA, P.C.

Suffolk

Mark H. Brinkley, CW Brinkley Inc

E. Grier Ferguson Ferguson Rawls & Raines PC

James A. Gudac, Titan Contractors, Inc.

James (Les) L. Hall, Allfirst LLC

John (Clifton) C. Harrell, Jr. Suffolk Iron Works Inc.

Michael D. Luter Arrowhead Environmental Services, Inc

Charles B. Pond, III Nansemond Cold Storage Company, Inc

Christopher W. Prince Keller Williams Realty

Melissa L. Venable, Land Planning Solutions

Williamsburg

Ronald J. Boyd, Stantec

Gregory R. Davis, Kaufman & Canoles P. C.

Paul (Steve) S. Hunter Philip Morris USA (Retired)

James E. Lesnick, Riverside Health System

Jeffrey D. Morrison TPMG-Tidewater Physicians Multispecialty Group

Sylvia C. Payne, Prudential Realty

Virginia Beach

Thomas H. Atherton, III Atherton Real Estate Development, Inc.

Randal K. Bregman 4 Ever Summer Charters

Eric N. Bucklew, Divaris Real Estate Inc.

Brian (Scott) S. Burgess Hoffman Beverage Company

Ann K. Crenshaw, Kaufman & Canoles, P.C.

Dennis R. Deans McPhillips, Roberts & Deans, P.C.

William R. DeSteph, DeSteph Enterprises

James E. Dowd, Dr., Jordan Young Institute

Dennis M. Ellmer, Priority Automotive

Christopher J. Ettel, VB Homes

Robert J. Eveleigh, Marine Oil Service Inc.

William M. Greene Atlantic Environmental Construction Co.

John L. Hook Commonwealth Title & Abstract Corp.

Michael A. Inman, Inman & Strickler, PPLC

James P. Karides, Karides Group

Andrew C. Kline, Payday Payroll, Inc.

Donald E. Lee, Jr. Donald E. Lee, Jr. & Associates, P.C.

Michael H. Levinson, Attorney at Law

Victor D. Lewis, III MD, Chesapeake General Hospital

Aubrey (Gene) E. Loving, Jr. Max Media

William (Joe) H. McCutcheon Jr. McQ Builders LLC

Alfred B. Midgett, The Noblemen

Gordon E. Parker, Jr. Heritage Business Strategies, LLC

Harry R. Purkey, Jr., Attorney at Law

Adam W. Ritt, Hoy Construction, Inc.

Virginia B. Rountree William F. Rountree Fund

Marc A. Sauter, Zoës Restaurant

Wayne C. Sawyer, Victory Lap, L.L.C.

Bruce B. Smith, Bruce Smith Enterprises

Ramsay S. Smith, Pembroke Enterprises, Inc.

Jeffrey J. Wermers Wermers Development, Inc.

William H. Williard, Nationwide

Katherine C. Willis, Palladium Partners, LLC

OBX Bank

Tim A. Beacham, Earth Resources, Inc.

Timothy M. Cafferty, Outer Banks Blue

Charles E Hardy, Hardy Moving & Storage

Robert F. Harrell, Harrell & Associates

Myra Ladd-Bone Atlantic Realty of the Outer Banks

Robert L. Outten, Dare County Government

James F. Perry, Jim Perry & Company

James (Jimbo) C. Ward Beach Realty & Construction

W. Ray White, OBX Bank

Hampton Roads Leadership Board

Ephriam Adler, Harbor Group

Aaron Ambrose, Kaufman & Canoles P. C.

Lyle Beckner, London & Norfolk, LTD

Robert Brown, R.G. Electric Company, Inc.

Bill Burnette, Burnette Capital

Michael Burnette, Burnette Capital

Chamie Burroughs, CB Richard Ellis

Adam Casagrande, Williams Mullen

Jared Chalk, Norfolk Economic Development Authority

Hugh Cohen, Cohen Investment Group

Richard Counselman, S.L. Nusbaum Realty Co.

Graham Covington, Covington Contracting, Inc.

Donnie Cross, Ashdon Builders

Richard Crouch, Vandeventer Black, LLP

Ben Davenport, Davenport Management Company

Jason Deans, McPhillips, Roberts & Deans, PLC

John Domanski, Jr., Accurate Marine Environmental, Inc.

Matt Ellmer, Priority Automotive

Billy Ennis, Virginia Gentlemen Foundation

Ted Enright, S.L. Nusbaum Insurance Agency

George Fox, Wheeler Interests

Rob Green, Caliper Inc.

Ross Greene, Pender & Coward, P.C.

Christopher J. Hamilton, Hamilton Realty

Porter Hardy, IV, Smartmouth Brewing, LLC

Byron Harrell, Davenport & Co

Albert Hartley, Hartley Law Group

Jason Head, Jason Head, PLC

Edward Hewitt, Viridian Homes, LLC

Kathryn Hoover, Nancy Chandler Associates, Inc.

Randolph Hoover, Va Turf Management

Michael Hull, Mosquito Joe

Christopher John, Byrd & Baldwin Bros. Steakhouse

Jaime Keogh, Jaime E. Keogh, CPA, CFE

Danny Kline, Payday Payroll Services

Kevin Knaack, Standard Calibrations, Inc.

Jason Magruder, Morgan Marrow Company

John Mason, Robinson Development Inc.

Jeremy McLendon, Continental Realty Services

J.D. Miles, IV, J.D. Miles Roofing

Willis Miller, CMA – CGM

Thomas Minton, Minton Interests

Jason Murphy, Norfolk Marine Co.

L. Christopher Noland, Signature

Kristen O’Connor, Troutman Sanders LLP

Jennifer Pfitzner, Saunders, Matthews & Pfitzner, PLLC

Evans Poston, City of Norfolk

Jonathan Reed, Kaufman & Canoles P.C.

Cart Reilly, Wolcott Rivers Gates

Ellen Sanders Pelstring, The Bow Group

Jim Savin, Dollar Tree

Andrew Schaubach, Schaubach Companies

Damian Seitz, Clark Nexsen, Architecture & Engineering

Clark Simpson, Worldwide Express

Katherine Simpson, Virginia Beach School System

John (Cappy) Sinclair, DDS, Coastal Cosmetic Dentistry

Brooks Sinnen, Sinnen Green & Associates

Jeff Snader, Charles W. Snader, P.C.

Bryant Thomas, Mayor Paul Fraim’s Office

Christopher E. Todd, Colliers International

Jane Tower, Waypoint Advisors

Jason Vita, Portfolio Recovery Associates

Brian Ward, Professional Printing Center

Brian Whitehurst, Southeastern Mechanical Inc.

T. Wayne Williams, Williams DeLoatche, P.C.

Clay Winn, Winn Nursery of Virginia

Wendall Winn, Winn Nursery of Virginia

Russell Young, Va Port Authority

Hal Yuill, First Potomac Management, LLC

Our Locations

Monarch Bank

Chesapeake Newport News

Norfolk Suffolk Virginia Beach

Williamsburg

OBX Bank

Kitty Hawk Nags Head

Monarch Bank Private Wealth

Williamsburg Virginia Beach

Monarch Mortgage Virginia

Alexandria Chesapeake Fairfax

Fredericksburg Manassas

Newport News Norfolk Oakton

Richmond Virginia Beach

Woodbridge

Monarch Mortgage Maryland

Annapolis Greenbelt

Crofton Frederick Rockville

Towson Waldorf

Monarch Mortgage North Carolina

Charlotte Elizabeth City

Kitty Hawk Wilmington

Monarch Mortgage South Carolina

Greenwood

Advance Financial Group

Chesapeake Newport News

Norfolk Suffolk Virginia Beach

Coastal Home Mortgage

Virginia Beach

Regional Home Mortgage

Chesapeake Virginia Beach

Real Estate Security Agency

Chesapeake Virginia Beach

MONARCH FINANCIAL HOLDINGS, INC.

monarchbank.com

Investor Relations & Financial Statements:

Monarch Financial Holdings, Inc. files an annual report on Form 10-K and quarterly reports on Form 10-Q with the Securities and Exchange Commission. A copy of the reports may be obtained on our Web site at www.monarchbank.com.

Registrar and Transfer Agent

Our stock transfer agent is Registrar and Transfer Company

10 Commerce Drive, Cranford, New Jersey 07016

(800) 368-5948

Stock Listing

Current market quotations for the common stock of Monarch Financial Holdings, Inc. are available on the NASDAQ Capital Market under the symbol MNRK.

Member FDIC